EXHIBIT 99.1

ASSOCIATED ESTATES REALTY CORPORATION
3rd QUARTER EARNINGS

For more information regarding the content
of this news release, please contact:
Barbara Hasenstab
216-797-8798

For Immediate Release

News Release No.:   03-10
Release Date: October 30, 2003

ASSOCIATED ESTATES REALTY CORPORATION ANNOUNCES THIRD QUARTER RESULTS;
Sequential Quarterly Improvement Continues

Cleveland, Ohio - October 30, 2003 - Associated Estates Realty Corporation (NYSE: AEC) today reported a net loss of $0.26 per common share (basic and diluted) for the third quarter ended September 30, 2003 compared with a net loss of $0.18 per common share (basic and diluted) for the third quarter ended September 30, 2002.

Funds from operations (FFO) for the quarter were $0.18 per common share (basic and diluted) compared with $0.22 per common share (basic and diluted) for the third quarter of 2002. A reconciliation of net income to FFO is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8-K.

Total revenues for the third quarter of 2003 were $39,772,000 compared with $42,196,000 in the third quarter of 2002, a decline of 5.7 percent. The decline in revenues reflects the loss of fees and reimbursements associated with fewer assets under management through the company's advisory affiliate and the impact of continued pressure on rents and occupancy in most of the Company's apartment markets.

Segment detail as well as performance by region for the Company's same-store portfolio is included in the Company's supplemental information.

Year-to-Date Results

For the nine months ended September 30, 2003, the Company reported a loss of $0.80 per common share (basic and diluted) compared with a loss of $0.04 per common share (basic and diluted) for the nine months ended September 30, 2002. The results for the first three quarters ended September 30, 2003 include a gain of $450,000, or approximately $0.02 per share, on the sale of a joint venture property. This gain is included in the "Equity in net loss of joint ventures" in the Company's financial statements. The results for the first three quarters ended September 30, 2002 include a net gain on property sales of $9,052,000, or approximately $0.47 per share.

FFO for the first nine months of 2003 were $0.49 per common share (basic and diluted) compared with $0.81 per common share (basic and diluted) for the comparable period of 2002.

Total revenues for the first nine months of 2003 were $116,727,000 compared with $124,034,000 for the first nine months of 2002.

Same Store Portfolio

Revenues for the third quarter 2003 attributable to the Company's same store (market-rate) portfolio declined 1.0 percent, and total property operating expenses for the same store (market-rate) portfolio increased 6.9 percent. Net operating income (NOI) declined 8.5 percent compared with the third quarter a year ago. A reconciliation of net operating income to net income is included in the Company's supplemental information.

The average quarterly rent per unit for the same store (market-rate) properties decreased 1.6 percent to $780, while the average net collected rent declined 1.2 percent to $669. Rent concessions averaged $402 per unit leased. Physical occupancy was 93.7 percent at the end of the quarter compared with 91.2 percent at the end of the third quarter of 2002.

Same Store Portfolio - Sequential Quarterly Performance

On a sequential quarterly basis, the Company's same store (market-rate) performance improved as follows compared with the second quarter of 2003:

- Revenues increased 1.9 percent
- NOI increased 1.6 percent
- Average net collected rent per unit increased 1.8 percent
- Physical occupancy increased 2.2 percentage points

"We are pleased with the continued sequential improvement in our same-store portfolio performance over the past few quarters, and we expect the trend to continue, resulting in higher FFO per share in the fourth quarter compared with the third quarter," said Jeffrey I. Friedman, Chairman, President and CEO.

Acquisitions, Developments and Dispositions

Leasing activity at a newly constructed 288-unit joint venture development in Orlando, Florida, has been brisk, with occupancy currently at 72 percent. Stabilized occupancy (93 percent) is targeted for the first quarter of 2004.

On October 17, the Company sold its interest in Berkley Manor, a 252-unit joint venture property in Cranberry Township, Pennsylvania. The gain on the sale of this property will be reflected in the Company's fourth quarter results.

Safe Harbor Statement

This news release contains forward-looking statements. Historical results and percentage relationships set forth in the Consolidated Statements of Operations contained in the financial statements of the Company's supplemental information, including trends which might appear, should not be taken as indicative of future operations. This news release may also contain forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following: changes in economic conditions in the markets in which the Company owns properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available apartments and change in market rental rates; increases in property and liability insurance costs; changes in government regulations affecting the Affordable Housing properties; changes in or termination of contracts relating to third party management and advisory business; inability to renew current Housing Assistance Payment ("HAP") contracts at existing rents; weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, additional staffing, and real estate tax valuation reassessments; changes in market conditions that may limit or prevent the Company from acquiring or selling properties; and risks of construction including cost overruns, contractor defaults and contractor delays.



Company Profile

Associated Estates Realty Corporation, one of the largest multifamily property owners in the United States, is a real estate investment trust ("REIT") headquartered in Richmond Heights, Ohio, a suburb of Cleveland. MIG Realty Advisors, the Company's investment advisor affiliate, is structured to provide real estate investment management services to a variety of constituents, including advisory clients, co-investment partners and third party owners. The Company currently directly or indirectly owns, manages, or is a joint venture partner in 107 multifamily properties containing a total of 24,770 units located in 12 states.

ASSOCIATED ESTATES REALTY CORPORATION
3rd QUARTER EARNINGS

ASSOCIATED ESTATES REALTY CORPORATION				
Financial Highlights				
(in thousands, except per share data)				
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2003	2002	2003	2002
Total revenue	$ 39,772	$ 42,196	$ 116,727	$ 124,034
Net (loss) income	(3,576)	(2,060)	(11,442)	3,345
Net (loss) income applicable to common shares [1]	$ (4,947)	$ (3,431)	$ (15,556)	$ (768)
Add: Depreciation - real estate assets	8,032	7,994	24,086	23,877
Depreciation - real estate assets - joint ventures	401	309	1,056	936
Amortization of joint venture deferred costs	21	-	50	-
Amortization of goodwill and intangible assets	78	384	234	617
Less: Gain on disposition of properties	-	(955)	(450)	(9,052)
Funds from operations (FFO)[2]	3,585	4,301	9,420	15,610
Add: Depreciation - other assets	633	580	1,865	1,632
Depreciation - other assets - joint ventures	54	26	192	84
Amortization of deferred financing fees	288	300	876	928
Amortization of deferred financing fees - joint ventures	28	14	71	30
Less: Fixed asset additions	(3,471)	(2,822)	(6,530)	(6,612)
Fixed asset additions - joint ventures	(98)	(9)	(142)	(138)
Funds available for distribution (FAD) [3]	$ 1,019	$ 2,390	$ 5,752	$ 11,534
Per share:				
Net (loss) income applicable to common shares - Basic [1]	(0.26)	(0.18)	(0.80)	(0.04)
Net (loss) income applicable to common shares - Diluted [1]	(0.26)	(0.18)	(0.80)	(0.04)
Funds from operations - Basic [2]	0.18	0.22	0.49	0.81
- Diluted [2]	0.18	0.22	0.49	0.81
Dividends per share	0.17	0.25	0.51	0.75
Weighted average shares outstanding - Basic	19,404	19,364	19,397	19,335
- Diluted	19,404	19,364	19,397	19,335

(1) After dividends of $1,371, $1,371, $4,114 and $4,113, equivalent to $0.07, $0.07, $0.21 and $0.21 per common share, respectively, for the three and nine months ended September 30, 2003 and 2002, respectively, on the Company's 2,250,000 depositary shares each representing 1/10 of a share of 9-3/4% Class A Cumulative Redeemable Preferred Shares (the "Perpetual Preferred Shares").

(2) The Company defines funds from operations (FFO) as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under generally accepted accounting principles (GAAP), adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted however, that certain other real estate companies may define FFO in a different manner.

(3) The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

Should you have any questions concerning this release, please contact: Barbara E. Hasenstab, Vice President of Investor Relations and Corporate Communications, 216-797-8798 or IR@aecrealty.com. The full text and supplemental schedules of this press release are available on AEC's home page at www.aecrealty.com. To receive a copy of the results by mail or fax, please contact Investor Relations at 1-800-440-2372, ext. 8752. AEC's web site is linked to Sharebuilder, an online service that allows investments in shares of AEC common stock directly on a recurring basis. For more information, access the Investor Relations "News" section of www.aecrealty.com